

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 23, 2008

BY U.S. Mail and facsimile

Mr. Joseph F. Langston, Jr.
Secretary
United Heritage Corporation
Suite 200, One Energy Square
4825 Greenville Avenue
Dallas, Texas 75206

> **Re: United Heritage Corporation**
> **Information Statement on Schedule 14C**
> **Filed March 4, 2008**
> **Supplemental Response filed April 18, 2008**

Dear Mr. Langston:

We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction to Items 1 through 11, page 6

1. We note your response to our prior comment 7. We note that on page 2, you indicate that three entities are listed as managing members of Blackwood Ventures: DK True Energy Development Ltd., Emes Capital Partners LLC and Blackwood Capital Limited, but on page 8 in footnote 8 you indicate that only Blackwood Capital Limited is the managing member. Please advise.

2. We note your response to our prior comment 8. For items 1, 4 and 9 state whether they were approved by disinterested board members.

Closing Comments

  As appropriate, please amend your information statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

  Please contact Donna Levy at 202-551-3292 or, in her absence, me at 202-551-3745 with any questions.

       Sincerely,

       H. Roger Schwall
       Assistant Director